VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)
Statement of Cash Flows
Year ended December 31, 2016

Cash flows from operating activities:		
Net income	$	567,645
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		78,886
Provision for deferred income taxes		52,229
(Increase)/Decrease in operating assets:		
Investments in marketable securities		(414,439)
Distribution income receivable		(16,694)
Commissions receivable		271
Due from affiliates		(276,738)
Prepaid expenses and other current assets		(228,279)
Income tax payable		4,591
Increase/(Decrease) in operating liabilities:		
Accounts payable and accrued expenses		(217,563)
Due to affiliate		674,639
Net cash provided by operating activities		224,548
Net increase in cash		224,548
Cash – beginning of year		647,079
Cash – end of year	$	871,627
Supplemental disclosure of cash flow information:		
Cash paid for income taxes, net	$	2,000

See accompanying notes to financial statements.